Via Facsimile and U.S. Mail
Mail Stop 4720

November 20, 2009

Mr. G. Patrick Corydon
Executive Vice President and
  Chief Financial Officer
Baldwin & Lyons, Inc.
1099 North Meridian Street,
Indianapolis, Indiana

Re: **Baldwin & Lyons, Inc.**
       Form 10-K for the Year Ended December 31, 2008
       F**ile No. 000-05534**

Dear Mr. Corydon:

       We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 2

   1. Please revise the description of your business to discuss the nature and effect of
      existing or probable governmental regulations on the business. In addition, please
      expand the risk factor captioned "The Company operates in a regulated industry"
      to provide more specificity about the existing and probable regulatory framework
      that governs the industry in which the Company operates.

2. We note the discussion on page 2 of your exclusive agreement with a non-affiliated reinsurance broker beginning in 2007. It appears from your disclosure in Management's Discussion and Analysis on pages 23 and 25 that the identity of this broker is Paladin Catastrophe Management. Please revise to identify the name of the broker on page 2 and file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K, as you have stated that slightly less than half of the net premium volume for your reinsurance segment is produced through your arrangement with Paladin.

Item 1A. Risk Factors, page 17

3. Please revise your risk factor discussion to eliminate cross-references to broad sections of your annual report and to include substantive disclosure concerning each material risk outlined in your sub-caption. Your cross-references are not an adequate substitute for the disclosure that is required to be included in this Item. Please refer to Item 503(c) of Regulation S-K. For each risk, please specify the nature of the risk and its potential impact on the Company.

4. Please include a risk factor discussing the concentration of ownership of Class A stock in your principal stockholders, as well as your Class B shares' lack of meaningful voting power, and the resulting inability of your non-affiliated shareholders to influence corporate actions.

5. Please include a risk factor discussing the fact that the Company is not fully collateralized for guarantees made, or the deductible amounts that may be due from, the Company's largest customer and identify such customer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Risk, page 32

6. On page 33 you state in reference to your fixed maturity portfolio that "…significant variations in market interest rates could produce quite different results from the hypothetical estimates presented in the next paragraph." However, the hypothetical estimates you referred to appear to be missing from the paragraphs that follow. Please revise your disclosures to include a sensitivity analysis of your fixed maturity portfolio for each investment classification presented in the tabular disclosure on page 43.

7. Your net gains and losses related to your limited partnerships are a significant component of your total net realized and unrealized losses. Please provide a sensitivity analysis on your limited partnership investments

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note B – Investments, page 43

8. Please revise your disclosure to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

9. You include unrealized gains and losses of your limited partnership investees in the "Net realized gains (losses) on investments" line item of your consolidated statements of operations. Please expand your disclosure as follows:
    • Identify the accounting literature that you relied upon to account for the unrealized gains and losses in your limited partnership equity investments as realized gains and losses, including references to specific paragraphs that support your accounting treatment;
    • Disclose the policies and procedures used to validate the values of the limited partnerships received from the general partners and portfolio managers; and
    • Disclose the amount and nature of any significant adjustments that you made to the values of the limited partnerships received from the general partners over the last three years.

Note O – Fair Value, page 55

10. Please revise to include the value of your investments in limited partnerships in the fair value hierarchy table.

Item 10. Directors and Executive Officers of the Registrant

11. Please expand your disclosure concerning each of your executive officers to include a detailed description of their business experience over the previous five years, including the name and principal business of any corporation or other organization where they were employed, and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

Mr. G. Patrick Corydon
Baldwin & Lyons, Inc.
November 20, 2009
Page 4

Definitive Proxy Statement on Schedule 14A

Directors and Nominees, page 3

12. Please expand your disclosure concerning each of your directors, to ensure that you have included a full discussion of their previous five-year business experience, pursuant to Item 401(e) of Regulation S-K and consistent with the comment concerning your executive officers above.

Executive Compensation Discussion and Analysis

Components of Executive Compensation for 2008

Annual Incentives for 2008, page 11

13. In your Compensation Discussion and Analysis, you reference both performance goals and individual performance criteria with respect to the awards granted under your annual incentive plan. Furthermore, we note that your newly-adopted Executive Bonus Incentive Plan also includes the attainment of individual performance goals as a component. Please note that you should include in your disclosure a full discussion of any individual or corporate objectives used to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2009 proxy statement that provides the following:

- The performance objectives;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Long-term Incentives for 2008, page 12

14. We note your discussion of grants of "equity appreciation rights" to executive officers and other employees that you have made since 1997. Please provide further details concerning these instruments, including all exercise restrictions and whether or not there exists a formal plan by which such awards are made. Furthermore, please be advised that Item 402(a)(6) of Regulation S-K includes stock appreciation rights within the definition of "option." As it appears there are outstanding awards of such stock appreciation rights, please provide appropriate disclosure in an "Outstanding Equity Awards at Fiscal Year End" table. In addition, please consider whether you will need to provide an "Option Exercises

and Stock Vested Table" to reflect any exercise or settlement of stock appreciation rights during the fiscal year.

15. We note that you have disclosed the stock appreciation rights in the "Non-Equity Incentive Compensation" column of the "Summary Compensation" table. Please be advised that these awards should properly be disclosed in the "Option Awards" column of the table and the dollar amount recognized for financial statement purpose with respect to the applicable fiscal year in accordance with FAS 123R. Please refer to Item 402(c)(2)(vi) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Mr. G. Patrick Corydon
Baldwin & Lyons, Inc.
November 20, 2009
Page 6

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Daniel Greenspan, Special Counsel, at (202) 551-3623 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant